Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

September 4, 2025

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 594 to the Trust’s Registration Statement on Form N-1A – PeakShares RMR Prime 50 ETF

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the PeakShares RMR Prime 50 ETF (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 594 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 594”). Post-Effective Amendment No. 594 is being filed for the purpose of adding the Fund as a new series of the Trust.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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